Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors of Boise Inc.:

We consent to the incorporation by reference in the registration statement (Nos. 333-158737 and 333-150563) on Form S-8 of Boise Inc., the registration statement (Nos. 333-166390, 333-157881, and 333-155595) on Form S-3 of Boise Inc., and the registration statement (Nos. 333-166926 and 333-166936) on Form S-4 of BZ Intermediate Holdings LLC, of our report dated March 2, 2011, with respect to the consolidated balance sheets of BZ Intermediate Holdings LLC and subsidiaries (formerly known as Aldabra Holding Sub LLC) and the related consolidated statements of income (loss), capital, and cash flows for the years ended December 31, 2010 and December 31, 2009 and for the period from January 18, 2008 (inception) through December 31, 2008, which report appears in the December 31, 2010 annual report on Form 10-K of Boise Inc. and BZ Intermediate Holdings LLC.

/s/ KPMG LLP

Boise, Idaho

March 2, 2011